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                              June 26, 2023

       Surendra Ajjarapu
       Chief Executive Officer
       AIRO Group, Inc.
       515 Madison Avenue, 8th Floor, Suite 8078
       New York, NY 10022

                                                        Re: AIRO Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 2, 2023
                                                            File No. 333-272402

       Dear Surendra Ajjarapu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed June 2, 2023

       Backstop Agreements, page 26

   1. We note your response to prior comment 8. Please quantify the maximum potential impact on available
working capital based on the maximum payout under the Meteora
                                                        Backstop Agreement.
       Risk Factors
       Even if this offering is successful, we will require substantial additional capital..., page 40

   2. Please revise your disclosure to clarify how long you expect your current capital to last if you are faced with the
maximum redemptions and the purchase of shares by Meteora
                                                        under the Backstop
Agreement.
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
June       NameAIRO Group, Inc.
     26, 2023
June 26,
Page 2 2023 Page 2
FirstName LastName
Timeline of the Business Combination, page 92

3. We note your response to prior comment 18 and 19. Please clarify the basis for the initial
         $600 million valuation and explain the quantitative factors regarding why the valuation increased from what was initially offered. Also, discuss in greater detail the discounted cash flow analysis mentioned on page 93.
Projected Financial Information, page 99

4. We note your response to prior comment 10. Please revise to disclose all of the material assumptions underlying the projections. Also, disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable.
Unaudited Pro Forma Condensed Combined Financial Information
Earnout Shares, page 127

5. We note your response to prior comment 23. Based on your disclosure of scenarios (i)
         through (vi) on pages 127-128, it appears that the earnout award alternatives represent fixed monetary amounts, which are predominantly based on meeting specific revenue and
         EBITDA thresholds, that are settleable with a variable number of shares based on specific share-value dollar amounts (e.g. shares with a value equal to $66 million at the time the target is met). Please tell us in sufficient detail how you determined the earnout shares do not represent liabilities under ASC 480-10-25-14(b).
2. Adjustments to Unaudited Pro Forma Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 129

6. We note your responses to prior comments 24 and 25 and remind you that your pro forma adjustments should reflect transactions that have occurred or for which you have agreements in place. To the extent that you do not have formal agreements in place related to certain transactions, please remove the applicable pro forma effects from adjustments (5), (6), and (8).
7. Please expand pro forma adjustment (5), disclosed on page 133, to clearly reconcile each component of the adjustment to the face of your pro forma balance sheet.
8. We note your response to prior comment 26. Please tell us in sufficient detail and revise your disclosures to explain how you determined the $10.00 per share value of ParentCo common stock used in the settlement of your extension loans.
9. We note your response to prior comment 27. Please address the following comments related to the Meteora Backstop Agreement:

                On pages 27 and 130, you state that    the maximum value of the
agreement liability at
              settlement date under conditions of the contract as if they occurred at the reporting
 Surendra Ajjarapu
AIRO Group, Inc.
June 26, 2023
Page 3
              date is a liability of $19.3 million (i.e. 7,700,000 shares unsold at the reporting date x
              $2.50).    Please reconcile this statement with your disclosure
on pages 11 and 87 that
              states that    at maturity, an amount equal to $2.50 per share
that remains in the
              transaction, but no more than $2,500,000 in the aggregate, will be payable to Meteora
              in shares.    As part of your response, please tell us the
maximum amount in shares
              and/or cash you will be required to repay Meteora and revise your disclosure accordingly to clarify this provision in the agreement. Additionally, please tell us if, and if so, how the $2.50 per share payable to Meteora in shares, at the maturity date, is factored into your valuation of the forward purchase agreement.

                We note that you intend to initially record the transaction as a forward purchase receivable that is classified as a non-current asset. We also note your disclosure on page 131 that you made a cash payment to Meteora as a prepayment for their purchase of your shares prior to closing and the journal entries provided as part of your response also characterize the prepayment as a cash payment to Meteora.
              However, per review of exhibit 10.8 (Forward Purchase Agreement, dated February
              28, 2023), the prepayment cash was placed into escrow until the valuation date.
               Please tell us how you determined that this prepayment should be reflected as a receivable and clarify your disclosures as appropriate.

                Given that the forward purchase agreement will be prepaid, please tell us in sufficient detail how you determined that this transaction should be accounted for under ASC
              480. Additionally, since you did not address this comment in your last response, please tell us what consideration you gave to accounting for the agreement as a hybrid financial instrument consisting of a loan and an embedded forward purchase contract, with the contract possibly requiring bifurcation as an embedded derivative under ASC 815. In this regard, we note that on the maturity date, Meteora may require that you repurchase all of the shares held by Meteora and Meteora will be entitled to an additional $2.50 per share purchased with such amount being payable in shares of your common stock. Please tell us how this future obligation has been considered in your analysis.

             Please tell us what consideration you gave to including a risk factor regarding the potential decline in the valuation of this agreement given that based on your Binomial
           Option Pricing model, you have already determined that the probability of you receiving the amount paid to Meteora at closing over the term of the agreement as less than 100% on day one. In this regard we note that you have already projected a
FirstName LastNameSurendra
           $21.4 million declineAjjarapu
                                   in the fair value of the forward purchase
agreement on day one,
Comapany asNameAIRO      Group,  Inc.
              reflected in your March 31, 2023 pro forma balance sheet,
assuming maximum
June 26, 2023 Page 3 with shares purchased under the Backstop Agreement.
           redemptions
FirstName LastName
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
June       NameAIRO Group, Inc.
     26, 2023
June 26,
Page 4 2023 Page 4
FirstName LastName
Business of AIRO
Formation of AIRO Group Holdings, Inc., page 149

10. We note multiple promissory notes payable within five days of the closing of the business combination. Please discuss the impact the payments will have on your liquidity and capital resources after the business combination. Also, disclose the source of the funds to be used to make such payments.
Certain Relationships and Related Transactions
AIRO Related Party Transactions, page 232

11. We note your response to prior comment 32. We also note your disclosure that AIRO shall pay NGA a fee upon completion of an initial pubic offering. Please revise or advise.
AIRO Group Holdings - Audited Financial Statements
1. The Company and Summary of Significant Accounting Policies
Consolidation and Basis of Presentation, page F-80

12. We note your response to prior comments 35 and 45. Based upon your disclosures regarding the Put-Together Transaction, it appears that each of the acquired entities had separate merger agreements with Holdings. Given this, since Holdings and Aspen
         Avionics were the only parties to the recapitalization transaction whereby Aspen was determined to be the accounting acquirer, it continues to be unclear to us why the historical financial statements of Aspen prior to April 1, 2022, as the predecessor, would include the results of operations of any entity other than Aspen itself. Please revise your presentation or provide us with a detailed analysis of the accounting literature you relied upon to support your presentation.
2. Put-Together Transaction, page F-93

13. We note your response to prior comment 46 regarding the promissory notes issued as consideration for the acquisitions of AIRO Drone, LLC, Sky-Watch A/S, and Coastal
         Defense, Inc. As previously requested, please summarize your planned accounting treatment for each contingent consideration arrangement upon completion of the SPAC merger.
14. We note your response to prior comment 47. As previously requested, please tell us and disclose the significant factors, assumptions, and methodologies you used to determine the fair value of your common stock. Additionally, please cite the specific accounting guidance you relied upon in determining that the fair value of the common stock should be based upon the future combined entity rather than the fair value of the common stock at the time the shares were issued as partial consideration in the acquisitions of Sky-Watch
         A/S, Jaunt Air Mobility LLC, and Coastal Defense, Inc.
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
June       NameAIRO Group, Inc.
     26, 2023
June 26,
Page 5 2023 Page 5
FirstName LastName
4. Revolving Lines of Credit and Long-Term Debt
Impact of Restructuring - Debt Conversions, page F-102

15. We note your response to prior comment 48 and have the following comments:

                You indicate in your response that the fair value of the conversion feature was $11.8 million. Considering the significance of this fair value in comparison to the
              $13.6 million fair value of debt provided in your response, it is unclear to us why you do not consider the eliminated conversion feature to be substantive. Accordingly, please tell us in detail how your accounting treatment complies with ASC 470-50-40-
              10(b) and ASC 470-20-40-9(a).

                Tell us why your determination of the fair value of the conversion option contemplates the value of the merger consideration to Aspen shareholders when the exchange of debt instruments occurred as of March 31, 2022, prior
to Aspen   s
              transaction with AIRO Holdings.
Exhibits

16. We note you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-
         K. Please include a prominent statement on the first page of the redacted exhibit, if true, that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private and confidential. Also, include brackets indicating where the information is omitted from the exhibit.
General

17. We note your response to prior comment 6. Please revise to disclose the Class B ordinary shares were provided to the sponsor and CEO in exchange for the agreement to waive their redemption rights.
18. We understand that Citigroup Global Markets Inc. ("Citigroup"), the lead underwriter in your SPAC IPO, intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify
the SPAC   s current
         relationship with Citigroup. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.
19. Please describe what relationship existed between Citigroup Global Markets Inc.
         ("Citigroup") and the SPAC after the close of the IPO, including any financial or merger-
         related advisory services conducted by Citigroup. For example, clarify whether Citigroup had any role in the identification or evaluation of business combination targets.
20.      Please clarify that Citigroup Global Markets Inc. claims no role in
the SPAC   s business
         combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.
 Surendra Ajjarapu
AIRO Group, Inc.
June 26, 2023
Page 6
21. Please tell us whether you are aware of any disagreements with Citigroup Global Markets
      Inc. ("Citigroup") regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Citigroup was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Citigroup is waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
22. We note your disclosure that Citigroup Global Markets Inc. ("Citigroup") did not provide a reason for waiving its deferred underwriting commission. If there was no dialogue and you did not seek out the reasons why Citigroup was waiving its deferred fees, despite already completing their services, please indicate so in your registration statement.
23. Please provide us with any correspondence between Citigroup Global Markets Inc.
      ("Citigroup") and AIRO Group Holdings, Inc. relating to Citigroup's resignation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameSurendra Ajjarapu
                                                            Division of
Corporation Finance
Comapany NameAIRO Group, Inc.
                                                            Office of
Manufacturing
June 26, 2023 Page 6
cc:       Kate Bechen
FirstName LastName